Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 7, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MTRON Systems Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed July 9, 2019
CIK No. 0001777946

Ladies and Gentlemen:

On behalf of LGL Systems Acquisition Corp. (formerly MTRON Systems Acquisition Corp.) (the “Company”), we respond as follows to the Staff’s comment letter, dated July 23, 2019, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

DRS/A filed July 9, 2019

General

1.	Please identify the underwriter(s) of the offering in the next amendment.

We have identified the underwriters in the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Marc Gabelli